Exhibit 17.1

Confidential	Thursday, October 14, 2021

To:

ELECTRONIC SERVITOR PUBLICATION NETWORK INC.

(formerly CANNASSIST INTERNATIONAL CORP.)

Dear Sirs,

Please accept this letter as formal notification that I am resigning from my position as Chief Executive Officer, Chief Financial Officer, Secretary, Director, and Treasurer. This is effective immediately and my last day will be Friday, October 14 2021.

I have had unforeseen personal issues arise that require my full attention. I’ll do everything possible to support the business in its continued success.

I wish the company all the best,

Sincerely,

October 14th, 2021

Jonathan Todd Sweetser

Resignation Letter